SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated July 25, 2002 announcing France Telecom's sale of its entire stake in TDF group.



france telecom

France Telecom sells 64 percent of TDF and reduces its debt by 1.6 billion euros

Investment funds Charterhouse Capital Development and CDC IXIS Equity Capital and financial group Caisse des Dépôts acquire equity stakes in TDF

- **Sale of TDF to an entity controlled by investment funds Charterhouse Capital Development and CDC IXIS Equity Capital and financial group Caisse des Dépôts for net consideration of 1.9 billion euros**
- **France Telecom acquires 36-percent interest in new entity for 250 million euros**
- **Sale brings France Telecom net total of 1.6 billion euros**

Paris, July 25, 2002 – France Telecom has signed an agreement with investment funds Charterhouse Capital Development and CDC IXIS Equity Capital and the financial group Caisse des Dépôts under the terms of which an entity controlled by the three parties will acquire the TDF group. France Telecom will divest its entire stake in TDF group to the new entity, in which it will hold a 36-percent stake.

The price consideration for the transaction values TDF assets at approximately 1.9 billion euros. France Telecom will invest 250 million euros for its 36-percent interest in the new entity. As a consequence the net proceeds of the transaction for France Telecom will be 1.6 billion euros.

The operation will result in the creation of an ad hoc structure registered in France which will acquire and hold TDF. Upon completion of the transaction, the ownership structure of this holding company will be as follows:

- 45 percent for Charterhouse Capital Development and CDC IXIS Equity Capital
- 36 percent for France Telecom
- 19 percent for Caisse des Dépôts

The sale by France Telecom and the investment made by the new shareholders gives TDF access to the financial resources needed to seize growth opportunities created by the advent of digital terrestrial television, outsourcing of wireless telephony infrastructures and the deployment of UMTS, as well as international development opportunities.

The transaction does not alter commercial contracts signed by France Telecom and its subsidiaries with TDF.

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34



TDF, which was 100-percent owned by France Telecom, provides broadcast services for radio and TV channels, as well as services for wireless telephone operators. TDF currently broadcasts some 14,300 TV frequencies and 4,100 FM frequencies. It hosts 7,000 wireless communications transmission points. Through its Video Services subsidiary, TDF is also involved in production, post-production and studio facilities for TV programming. Outside France, TDF has operations in Finland, through its 49-percent stake in Digita, Finland's largest broadcasting network, and in Spain, where its interests are held by Medialatina, a wholly-owned subsidiary. The TDF assets being divested represented 2001 consolidated revenues of approximately 780 million euros and EBITDA of about 250 million euros.

For further information, please contact:

Nilou Du Castel
Head of the Group's Press Office
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com

Estelle Rozine
Group's Press Office
+33 1 44 44 93 93
estelle.rozine@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: July 26, 2002

By: 

Name: Jean-Claude Grynberg

Title: Director, Investor Relations